# Dreyfus
# Midcap Index Fund, Inc.

**SEMIANNUAL REPORT** April 30, 2006



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

## THE FUND

## FOR MORE INFORMATION



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Midcap Index Fund, Inc., covering the six-month period from November 1, 2005, through April 30, 2006.

Since June 2004, the Federal Reserve Board has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. Recently, Fed Chairman Ben Bernanke suggested that the Fed may soon pause to assess current economic data and evaluate the impact of its credit tightening campaign. In our view, the Fed's efforts so far have largely been successful: the economy has grown at a moderate pace, the unemployment rate has dropped to multi-year lows, corporate profits have risen, and inflation has remained low despite volatile energy prices.

However, the financial markets are more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures build in an expanding economy, the Fed may choose to resume tightening later this year. As always, we urge you to discuss with your financial advisor the potential implications of these possibilities on your investments.

For information about how the fund performed, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 15, 2006



## DISCUSSION OF FUND PERFORMANCE

Tom Durante, CFA, Portfolio Manager

### How did Dreyfus Midcap Index Fund, Inc. perform relative to its benchmark?

For the six-month period ended April 30, 2006, Dreyfus Midcap Index Fund, Inc. produced a total return of 15.07%.[1] The Standard & Poor's MidCap 400 Index ("S&P 400 Index"), the fund's benchmark, produced a total return of 15.26% for the same period.[2,3]

A growing U.S. economy and rising corporate profits helped midcap stocks produce generally positive results during the reporting period. These factors handily offset the potentially negative influences of rising interest rates and volatile energy prices. The difference in returns between the fund and the S&P 400 Index was primarily the result of transaction costs and other fund operating expenses.

### What is the fund's investment approach?

The fund seeks to match the total return of the S&P 400 Index. To pursue that goal, the fund generally invests in all 400 stocks in the S&P 400 Index, in proportion to their weighting in the S&P 400 Index. The fund may also use stock index futures whose performance is tied to the S&P 400 Index as a substitute for the sale or purchase of stocks. Often considered a barometer for the midcap stock market in general, the S&P 400 Index is composed of 400 stocks of midsize domestic companies across 10 economic sectors. Each stock is weighted by its market capitalization; that is, larger companies have greater representation in the S&P 400 Index than smaller ones. The S&P 400 Index was the first benchmark to represent the performance of the midcap stock market.

As an index fund, the fund uses a passive management approach: all investment decisions are made based on the composition of the S&P 400 Index. The fund does not attempt to manage market volatility.

Compared to larger, more established companies, midsize companies are subject to more erratic market movements and may carry additional risks because, among other things, their revenues and earnings tend to be less predictable.

## What other factors influenced the fund's performance?

During the reporting period, the midcap stock market generally benefited from stronger economic growth, employment gains and persistently low inflation. On the other hand, energy prices remained volatile, with oil prices falling from their post-Katrina peak during the final months of 2005 before soaring to new highs in 2006. At the same time, the Federal Reserve Board continued to raise short-term interest rates, making it more expensive for most consumers and businesses to borrow.

Nonetheless, the U.S. economy appeared to shrug off higher interest rates and fuel prices. Strong corporate profits and healthy balance sheets helped support an increase in capital spending among businesses, while consumer confidence has improved and spending has remained robust. Investors also appeared to remain optimistic, as reflected by higher stock prices and their preference for smaller, faster-growing companies over larger, better known businesses with slower-but-steadier growth rates. As a result, as they have for some time, midcap stocks continue to post greater gains than most large-cap companies during the reporting period.

Some of the midcap market's stronger gains were produced by semi-conductor stocks in the information technology sector. Semiconductors often are viewed as building blocks for other industries, and demand has intensified from manufacturers of electronic goods such as video iPods, flat screen televisions and video game consoles. Energy stocks also helped fuel the midcap market's performance, as a number of oil services companies were awarded contracts to rebuild oil production and refinery capacity along the Gulf Coast.

Producer good stocks also contributed positively to the S&P 400 Index's results, as investors rewarded companies, such as coal producers, that offer alternatives to crude oil and natural gas. Many industrial parts manufacturers, heavy machinery stocks and defense firms also posted gains. Strength among specialty retailers was especially pronounced for industrial wholesalers that sell products such as tools, steel fasteners and welding machines.

Of course, some parts of the midcap market delivered less attractive returns. For example, publishing stocks generally languished during the reporting period, primarily due to a shift in advertising spending from traditional print media toward cable television and the Internet. Automobile parts suppliers also suffered due to financial problems affecting the major U.S. automobile manufacturers.

### What is the fund's current strategy?

As an index fund, our strategy is to attempt to replicate the return of the S&P 400 Index by investing in all 400 stocks that comprise the S&P 400 Index. Accordingly, the fund's assets were allocated in proportions that closely approximated each industry group's representation in the S&P 400 Index. In our view, an investment in a broadly diversified midcap index fund, such as Dreyfus Midcap Index Fund, Inc., may help investors in their efforts to manage the risks associated with midcap investing by limiting the impact on the overall portfolio of unexpected losses in any single industry group or holding.

May 15, 2006

[1]  *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect that may be extended, terminated or modified. Had these expenses not been absorbed, the fund's return would have been lower.*

[2]  *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's MidCap 400 Index is a widely accepted, unmanaged total return index measuring the performance of the midsize company segment of the U.S. market.*

[3]  *"Standard & Poor's®," "S&P®" and "Standard & Poor's MidCap 400 Index" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Midcap Index Fund, Inc. from November 1, 2005 to April 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**
assuming actual returns for the six months ended April 30, 2006

| | |
|---|---|
| Expenses paid per $1,000† | $ 2.67 |
| Ending value (after expenses) | $1,150.70 |

# COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

## Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**
assuming a hypothetical 5% annualized return for the six months ended April 30, 2006

| | |
|---|---|
| Expenses paid per $1,000† | $ 2.51 |
| Ending value (after expenses) | $1,022.32 |

† *Expenses are equal to the fund's annualized expense ratio of .50%; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

April 30, 2006 (Unaudited)

| Common Stocks—98.4% | Shares | | Value ($) |
|---|---|---|---|
| **Consumer Cyclical—13.0%** | | | |
| 99 Cents Only Stores | 99,495 | a,b | 1,186,975 |
| Abercrombie & Fitch, Cl. A | 181,610 | | 11,029,175 |
| Advance Auto Parts | 224,250 | | 9,019,335 |
| Aeropostale | 112,685 | b | 3,460,556 |
| Airtran Holdings | 185,250 | a,b | 2,589,795 |
| Alaska Air Group | 69,337 | b | 2,632,033 |
| American Eagle Outfitters | 272,700 | | 8,835,480 |
| AnnTaylor Stores | 150,640 | b | 5,623,391 |
| Applebee's International | 154,150 | a | 3,577,821 |
| ArvinMeritor | 146,038 | a | 2,428,612 |
| Bandag | 24,150 | a | 968,898 |
| Barnes & Noble | 109,090 | a | 4,917,777 |
| BJ's Wholesale Club | 140,154 | a,b | 4,291,515 |
| Bob Evans Farms | 74,294 | | 2,145,611 |
| Borders Group | 138,445 | | 3,267,302 |
| BorgWarner | 118,585 | a | 7,201,667 |
| Boyd Gaming | 90,550 | a | 4,511,201 |
| Brinker International | 177,666 | a | 6,957,400 |
| Callaway Golf | 136,195 | | 2,176,396 |
| Carmax | 217,315 | b | 7,673,393 |
| CBRL Group | 63,425 | a | 2,582,032 |
| CDW | 129,800 | a | 7,725,696 |
| Cheesecake Factory | 163,425 | a,b | 5,157,693 |
| Chico's FAS | 375,110 | a,b | 13,901,577 |
| Claire's Stores | 205,964 | | 7,254,052 |
| Dollar Tree Stores | 220,550 | b | 5,749,738 |
| Fastenal | 256,700 | a | 12,016,127 |
| Federal Signal | 99,663 | | 1,866,688 |
| Foot Locker | 323,490 | | 7,498,498 |
| Furniture Brands International | 105,385 | a | 2,423,855 |
| GameStop, Cl. A | 118,400 | b | 5,588,480 |
| Gentex | 320,300 | | 4,695,598 |
| GTECH Holdings | 262,125 | | 8,954,190 |
| Herman Miller | 140,750 | | 4,333,693 |
| HNI | 107,452 | a | 5,682,062 |
| International Speedway, Cl. A | 72,950 | | 3,588,411 |

| Common Stocks (continued) | Shares | | Value ($) |
|---|---|---|---|
| **Consumer Cyclical (continued)** | | | |
| JetBlue Airways | 319,225 | a,b | 3,275,248 |
| Lear | 139,245 | a | 3,283,397 |
| Michaels Stores | 277,080 | | 10,481,936 |
| Modine Manufacturing | 69,570 | | 2,018,226 |
| Mohawk Industries | 109,540 | a,b | 8,774,154 |
| MSC Industrial Direct, Cl. A | 112,300 | | 5,823,878 |
| O'Reilly Automotive | 232,300 | b | 7,870,324 |
| OSI Restaurant Partners | 136,195 | a | 5,815,527 |
| Pacific Sunwear of California | 153,800 | b | 3,583,540 |
| Payless Shoesource | 142,190 | b | 3,266,104 |
| PetSmart | 291,000 | a | 8,049,060 |
| Pier 1 Imports | 179,905 | a | 2,171,453 |
| Polo Ralph Lauren | 126,100 | | 7,656,792 |
| Rent-A-Center | 143,500 | a,b | 3,963,470 |
| Ross Stores | 299,600 | | 9,179,744 |
| Ruby Tuesday | 120,395 | a | 3,584,159 |
| Ruddick | 71,580 | a | 1,661,372 |
| Saks | 288,070 | a | 5,801,730 |
| Sotheby's Holdings, Cl. A | 92,927 | b | 2,786,881 |
| Thor Industries | 71,785 | a | 3,623,707 |
| Timberland, Cl. A | 113,750 | a,b | 3,873,188 |
| Urban Outfitters | 228,700 | b | 5,305,840 |
| Williams-Sonoma | 239,225 | a | 10,016,351 |
| | | | **315,378,804** |
| **Consumer Staples—1.4%** | | | |
| Blyth | 55,250 | a | 1,135,387 |
| Church & Dwight | 133,614 | | 4,899,625 |
| Hormel Foods | 151,535 | | 5,085,515 |
| JM Smucker | 120,688 | | 4,738,211 |
| Lancaster Colony | 51,849 | a | 2,128,401 |
| PepsiAmericas | 126,435 | a | 2,986,395 |
| Sensient Technologies | 97,578 | | 2,005,228 |
| Smithfield Foods | 205,020 | b | 5,515,038 |
| Tootsie Roll Industries | 53,748 | a | 1,572,129 |
| Tupperware Brands | 110,740 | | 2,336,614 |
| Universal/Richmond, VA | 53,366 | a | 2,031,644 |
| | | | **34,434,187** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Energy−10.5%** | | |
| AGL Resources | 161,402 | 5,710,403 |
| Aqua America | 266,723 | 6,374,680 |
| Aquila | 774,520 b | 3,353,672 |
| Cooper Cameron | 240,370 a,b | 12,076,189 |
| Denbury Resources | 239,100 b | 7,794,660 |
| ENSCO International | 318,145 | 17,017,576 |
| Equitable Resources | 248,380 | 8,819,974 |
| FMC Technologies | 142,151 a,b | 7,758,601 |
| Forest Oil | 113,235 b | 4,141,004 |
| Grant Prideco | 270,748 b | 13,862,297 |
| Helmerich & Payne | 108,285 a | 7,876,651 |
| National Fuel Gas | 175,124 | 5,822,873 |
| Newfield Exploration | 266,370 a,b | 11,880,102 |
| Noble Energy | 364,924 | 16,414,281 |
| ONEOK | 243,015 | 8,021,925 |
| Patterson-UTI Energy | 358,200 a | 11,591,352 |
| Pioneer Natural Resources | 266,625 | 11,416,882 |
| Plains Exploration & Production | 162,495 b | 5,991,191 |
| Pogo Producing | 124,140 a | 6,168,517 |
| Pride International | 335,635 b | 11,710,305 |
| Questar | 176,796 a | 14,152,520 |
| Quicksilver Resources | 139,200 a,b | 5,768,448 |
| Smith International | 416,570 a | 17,591,751 |
| Southwestern Energy | 347,300 b | 12,509,746 |
| Tidewater | 125,390 a | 7,302,714 |
| Vectren | 157,875 | 4,218,420 |
| Western Gas Resources | 120,195 a | 6,250,140 |
| WGL Holdings | 101,040 a | 2,972,597 |
| | | **254,569,471** |
| **Health Care−9.9%** | | |
| Advanced Medical Optics | 138,276 a,b | 6,443,662 |
| Affymetrix | 139,700 a,b | 4,002,405 |
| Apria Healthcare Group | 87,900 a,b | 1,925,010 |
| Beckman Coulter | 130,864 | 6,721,175 |
| Cephalon | 124,400 a,b | 8,168,104 |
| Charles River Laboratories International | 149,900 a,b | 7,082,775 |
| Community Health Systems | 202,115 b | 7,324,648 |

| Common Stocks (continued) | Shares | | Value ($) |
|---|---|---|---|
| **Health Care (continued)** | | | |
| Covance | 130,690 | a,b | 7,625,762 |
| Cytyc | 239,050 | b | 6,179,442 |
| Dentsply International | 162,950 | a | 9,723,226 |
| Edwards Lifesciences | 122,785 | b | 5,456,565 |
| Gen-Probe | 106,500 | b | 5,694,555 |
| Health Net | 238,140 | b | 9,692,298 |
| Henry Schein | 181,000 | b | 8,438,220 |
| Hillenbrand Industries | 127,090 | | 6,527,342 |
| Intuitive Surgical | 73,500 | a,b | 9,334,500 |
| Invitrogen | 110,000 | a,b | 7,261,100 |
| LifePoint Hospitals | 118,300 | a,b | 3,750,110 |
| Lincare Holdings | 198,150 | a,b | 7,832,870 |
| Martek Biosciences | 66,500 | a,b | 1,975,050 |
| Medicis Pharmaceutical, Cl. A | 112,800 | a | 3,708,864 |
| Millennium Pharmaceuticals | 646,962 | b | 5,874,415 |
| Mine Safety Appliances | 54,500 | | 2,278,100 |
| Omnicare | 248,365 | a | 14,084,779 |
| Par Pharmaceutical Cos | 71,000 | a,b | 1,828,250 |
| PDL BioPharma | 233,850 | a,b | 6,730,203 |
| Perrigo | 171,700 | a | 2,740,332 |
| Pharmaceutical Product Development | 208,500 | | 7,478,895 |
| Sepracor | 219,900 | a,b | 9,816,336 |
| STERIS | 140,245 | a | 3,228,440 |
| Techne | 81,500 | b | 4,617,790 |
| Triad Hospitals | 178,547 | a,b | 7,356,136 |
| Universal Health Services, Cl. B | 113,135 | a | 5,746,127 |
| Valeant Pharmaceuticals International | 192,050 | a | 3,437,695 |
| Varian | 64,500 | b | 2,790,915 |
| Varian Medical Systems | 273,880 | a,b | 14,345,834 |
| VCA Antech | 171,300 | b | 5,325,717 |
| Vertex Pharmaceuticals | 227,450 | a,b | 8,272,357 |
| | | | **240,820,004** |
| **Interest Sensitive—17.8%** | | | |
| AG Edwards | 156,924 | a | 8,291,864 |
| AMB Property | 181,450 | | 9,070,685 |
| American Financial Group/OH | 97,254 | a | 4,306,407 |
| AmeriCredit | 267,445 | b | 8,098,235 |
| AmerUs Group | 80,160 | | 4,701,384 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---:|---:|
| **Interest Sensitive (continued)** | | |
| Arthur J. Gallagher & Co. | 198,455 | 5,445,605 |
| Associated Banc-Corp | 281,993 a | 9,537,003 |
| Astoria Financial | 179,075 | 5,608,629 |
| Bank of Hawaii | 106,355 | 5,776,140 |
| BISYS Group | 250,425 b | 3,991,774 |
| Brown & Brown | 230,480 a | 7,197,890 |
| Cathay General Bancorp | 104,000 | 3,979,040 |
| City National/Beverly Hills, CA | 86,187 | 6,288,203 |
| Colonial BancGroup | 319,875 | 8,294,359 |
| Commerce Bancorp/NJ | 359,900 a | 14,518,366 |
| Cullen/Frost Bankers | 98,330 a | 5,691,340 |
| Developers Diversified Realty | 225,900 | 12,017,880 |
| Eaton Vance | 267,890 a | 7,626,828 |
| Everest Re Group | 134,385 | 12,229,035 |
| Fidelity National Financial | 359,665 | 15,098,737 |
| First American | 198,405 a | 8,452,053 |
| First Niagara Financial Group | 234,600 | 3,284,400 |
| FirstMerit | 165,550 a | 4,070,874 |
| Greater Bay Bancorp | 104,600 | 2,889,052 |
| Hanover Insurance Group | 111,285 | 5,886,976 |
| HCC Insurance Holdings | 230,310 a | 7,713,082 |
| Highwoods Properties | 112,030 | 3,533,426 |
| Horace Mann Educators | 89,100 a | 1,551,231 |
| Hospitality Properties Trust | 149,040 a | 6,423,624 |
| Independence Community Bank | 153,000 | 6,426,000 |
| IndyMac Bancorp | 133,690 a | 6,459,901 |
| Investors Financial Services | 135,400 a | 6,480,244 |
| Jefferies Group | 104,630 | 6,952,664 |
| Liberty Property Trust | 182,950 a | 8,177,865 |
| Longview Fibre | 105,886 | 2,759,389 |
| Macerich | 148,000 a | 10,836,560 |
| Mack-Cali Realty | 128,785 a | 5,823,658 |
| Mercantile Bankshares | 255,201 | 9,590,454 |
| Mercury General | 73,600 a | 3,928,032 |
| MoneyGram International | 176,955 | 5,998,775 |
| New Plan Excel Realty Trust | 216,410 a | 5,334,507 |
| New York Community Bancorp | 542,519 | 9,336,752 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Interest Sensitive (continued)** | | |
| Ohio Casualty | 131,435 | 3,897,048 |
| Old Republic International | 475,912 [a] | 10,589,042 |
| PMI Group | 185,660 [a] | 8,568,209 |
| Potlatch | 79,483 | 3,095,068 |
| Protective Life | 144,445 | 7,280,028 |
| Radian Group | 172,405 | 10,813,242 |
| Raymond James Financial | 179,992 | 5,462,757 |
| Rayonier | 158,273 [a] | 6,514,517 |
| Regency Centers | 141,400 | 8,920,926 |
| SEI Investments | 131,600 | 5,650,904 |
| Stancorp Financial Group | 113,400 | 5,595,156 |
| SVB Financial Group | 72,325 [a,b] | 3,671,940 |
| TCF Financial | 234,990 | 6,311,831 |
| Texas Regional Bancshares, Cl. A | 94,170 | 2,699,854 |
| United Dominion Realty Trust | 278,320 [a] | 7,567,521 |
| Unitrin | 93,790 | 4,581,642 |
| Waddell & Reed Financial, Cl. A | 173,850 [a] | 4,088,952 |
| Washington Federal | 180,518 | 4,317,991 |
| Webster Financial | 110,230 [a] | 5,175,299 |
| Weingarten Realty Investors | 166,600 [a] | 6,565,706 |
| Westamerica Bancorporation | 65,500 [a] | 3,349,670 |
| Wilmington Trust | 140,740 [a] | 6,234,782 |
| WR Berkley | 350,250 | 13,106,355 |
| | | **433,737,363** |
| **Producer Goods—18.1%** | | |
| AGCO | 187,705 [a,b] | 4,442,977 |
| Airgas | 139,595 | 5,646,618 |
| Albemarle | 79,200 | 3,787,344 |
| Alexander & Baldwin | 91,537 | 4,564,950 |
| Alliant Techsystems | 75,600 [a,b] | 6,047,244 |
| Arch Coal | 147,600 [a] | 14,020,524 |
| Beazer Homes USA | 85,300 [a] | 4,915,839 |
| Bowater | 115,895 [a] | 3,160,457 |
| Brink's | 100,135 | 5,086,858 |
| Cabot | 131,140 [a] | 4,721,040 |
| Carlisle Cos | 60,782 | 5,136,079 |
| CH Robinson Worldwide | 354,300 | 15,713,205 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Producer Goods (continued)** | | |
| Chemtura | 497,203 | 6,065,877 |
| Con-Way | 108,185 a | 6,028,068 |
| Crane | 104,800 a | 4,427,800 |
| Cytec Industries | 82,700 | 5,000,869 |
| Donaldson | 141,766 | 4,712,302 |
| DRS Technologies | 82,600 a | 4,586,778 |
| Dycom Industries | 83,500 b | 1,829,485 |
| Energizer Holdings | 129,750 a,b | 6,636,712 |
| Expeditors International Washington | 221,000 a | 18,919,810 |
| Ferro | 86,849 | 1,674,449 |
| Florida Rock Industries | 97,900 a | 6,106,023 |
| Flowserve | 116,550 b | 6,703,956 |
| FMC | 80,200 | 5,097,512 |
| GATX | 105,196 | 4,923,173 |
| Glatfelter | 91,650 | 1,715,688 |
| Graco | 142,045 | 6,640,604 |
| Granite Construction | 68,287 | 3,165,785 |
| Harsco | 86,696 a | 7,226,112 |
| Hovnanian Enterprises, Cl. A | 74,240 a,b | 2,952,525 |
| Hubbell, Cl. B | 125,565 | 6,485,432 |
| Jacobs Engineering Group | 121,027 a,b | 10,008,933 |
| JB Hunt Transport Services | 255,800 a | 6,095,714 |
| Joy Global | 255,100 a | 16,757,519 |
| Kennametal | 81,550 | 5,043,868 |
| Lubrizol | 141,388 | 6,165,931 |
| Lyondell Chemical | 424,798 | 10,237,632 |
| Martin Marietta Materials | 94,880 | 10,072,461 |
| MDC Holdings | 67,500 a | 3,900,150 |
| MDU Resources Group | 248,675 a | 9,138,806 |
| Minerals Technologies | 41,350 | 2,366,047 |
| Nordson | 69,386 | 3,708,682 |
| Olin | 149,585 | 3,073,972 |
| Oshkosh Truck | 152,400 | 9,326,880 |
| Overseas Shipholding Group | 61,445 | 3,000,359 |
| Packaging Corp. of America | 124,615 a | 2,801,345 |
| Peabody Energy | 548,460 a | 35,024,656 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Producer Goods (continued)** | | |
| Pentair | 210,340 | 8,051,815 |
| Precision Castparts | 277,872 [a] | 17,500,378 |
| Quanta Services | 244,580 [a,b] | 3,967,088 |
| RPM International | 245,083 | 4,509,527 |
| Ryland Group | 95,400 [a] | 6,020,694 |
| Scotts Miracle-Gro, Cl. A | 94,400 [a] | 4,178,144 |
| Sequa, Cl. A | 13,386 [b] | 1,137,810 |
| Sonoco Products | 204,583 | 6,407,539 |
| SPX | 123,695 [a] | 6,772,301 |
| Steel Dynamics | 89,800 | 5,607,112 |
| Swift Transportation | 110,550 [a,b] | 3,310,972 |
| Tecumseh Products, Cl. A | 38,350 | 880,132 |
| Teleflex | 83,975 | 5,478,529 |
| Thomas & Betts | 109,740 [b] | 6,249,693 |
| Timken | 173,900 | 6,069,110 |
| Toll Brothers | 243,790 [a,b] | 7,837,849 |
| Trinity Industries | 90,401 [a] | 5,740,463 |
| Valspar | 210,660 | 5,961,678 |
| Werner Enterprises | 107,450 [a] | 2,060,891 |
| Worthington Industries | 148,300 [a] | 2,928,925 |
| YRC Worldwide | 120,400 [b] | 5,056,800 |
| | | **440,592,500** |
| **Services−9.8%** | | |
| Acxiom | 160,000 [a] | 4,147,200 |
| Adesa | 185,679 | 4,736,671 |
| Alliance Data Systems | 138,450 [a,b] | 7,614,750 |
| American Greetings, Cl. A | 131,695 [a] | 2,965,771 |
| Banta | 50,136 | 2,535,879 |
| Belo, Cl. A | 189,239 [a] | 3,468,751 |
| Career Education | 203,500 [b] | 7,503,045 |
| Catalina Marketing | 81,385 [a] | 1,927,197 |
| Ceridian | 301,140 [b] | 7,296,622 |
| ChoicePoint | 183,171 [a,b] | 8,065,019 |
| Cognizant Technology Solutions, Cl. A | 286,400 [b] | 18,217,904 |
| Copart | 144,100 [b] | 3,869,085 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Services (continued)** | | |
| Corinthian Colleges | 178,200 a,b | 2,653,398 |
| Corporate Executive Board | 81,800 | 8,763,234 |
| CSG Systems International | 100,750 b | 2,546,960 |
| Deluxe | 103,900 a | 2,476,976 |
| DeVry | 121,395 a,b | 3,139,275 |
| DST Systems | 130,550 a,b | 8,031,436 |
| Dun & Bradstreet | 138,740 a,b | 10,685,755 |
| Education Management | 139,200 b | 5,910,432 |
| Emmis Communications, Cl. A | 76,450 b | 940,335 |
| Entercom Communications | 71,685 a | 1,897,502 |
| Fair Isaac | 134,795 | 5,002,242 |
| Fidelity National Information Services | 193,960 a | 7,370,480 |
| Gartner | 120,930 b | 1,695,439 |
| Hanover Compressor | 190,342 a,b | 3,837,295 |
| Harte-Hanks | 117,680 | 3,212,664 |
| ITT Educational Services | 77,700 b | 4,937,835 |
| Jack Henry & Associates | 155,650 a | 3,494,342 |
| Kelly Services, Cl. A | 40,085 | 1,109,152 |
| Korn/Ferry International | 87,800 b | 1,843,800 |
| Laureate Education | 103,200 b | 5,169,288 |
| Lee Enterprises | 94,850 | 2,921,380 |
| Manpower | 182,055 | 11,860,883 |
| Media General, Cl. A | 49,900 a | 2,049,892 |
| MPS Group | 209,715 b | 3,347,051 |
| Navigant Consulting | 104,300 b | 2,198,644 |
| Reader's Digest Association | 200,965 a | 2,769,298 |
| Regis | 94,200 | 3,303,594 |
| Republic Services | 250,845 | 11,039,688 |
| Rollins | 61,123 | 1,237,741 |
| Scholastic | 74,550 a,b | 1,978,557 |
| Scientific Games, Cl. A | 135,300 b | 5,153,577 |
| Stericycle | 91,200 b | 6,004,608 |
| Telephone and Data Systems | 212,735 | 8,339,212 |
| United Rentals | 138,795 a,b | 4,950,818 |
| Valassis Communications | 98,630 a,b | 2,886,900 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Services (continued)** | | |
| Washington Post, Cl. B | 12,179 a | 9,329,114 |
| Westwood One | 132,310 | 1,276,792 |
| | | **237,713,483** |
| **Technology—13.0%** | | |
| 3Com | 809,600 a,b | 4,363,744 |
| Activision | 573,254 b | 8,134,474 |
| ADTRAN | 141,400 | 3,554,796 |
| Advent Software | 33,350 b | 1,173,920 |
| AMETEK | 146,384 | 7,212,340 |
| Amphenol, Cl. A | 184,200 | 10,646,760 |
| Anteon International | 67,800 b | 3,705,270 |
| Arrow Electronics | 250,082 b | 9,052,968 |
| Atmel | 881,400 a,b | 4,618,536 |
| Avnet | 303,183 b | 7,928,235 |
| Avocent | 102,150 a,b | 2,751,921 |
| Cabot Microelectronics | 50,462 a,b | 1,650,612 |
| Cadence Design Systems | 587,590 b | 11,123,079 |
| CheckFree | 189,200 b | 10,192,204 |
| CommScope | 117,390 b | 3,879,740 |
| Credence Systems | 207,000 a,b | 1,467,630 |
| Cree | 158,200 a,b | 4,717,524 |
| Cypress Semiconductor | 280,543 a,b | 4,814,118 |
| Diebold | 143,696 | 6,114,265 |
| F5 Networks | 82,800 a,b | 4,848,768 |
| Fairchild Semiconductor International | 251,875 a,b | 5,206,256 |
| Harris | 277,780 | 12,936,215 |
| Imation | 72,400 | 3,040,800 |
| Ingram Micro, Cl. A | 240,300 b | 4,419,117 |
| Integrated Device Technology | 415,060 a,b | 6,317,213 |
| International Rectifier | 146,990 a,b | 6,643,948 |
| Intersil, Cl. A | 294,800 | 8,729,028 |
| Kemet | 179,850 b | 1,944,179 |
| Lam Research | 289,950 b | 14,172,756 |
| Lattice Semiconductor | 235,500 b | 1,566,075 |
| Macrovision | 106,500 b | 2,438,850 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Technology (continued)** | | |
| McAfee | 344,705 b | 8,993,353 |
| McData, Cl. A | 316,950 a,b | 1,530,869 |
| MEMC Electronic Materials | 342,300 a,b | 13,897,380 |
| Mentor Graphics | 164,159 b | 2,155,408 |
| Micrel | 132,250 b | 1,698,090 |
| Microchip Technology | 441,650 a | 16,455,879 |
| National Instruments | 114,700 a | 3,632,549 |
| Newport | 82,825 b | 1,590,240 |
| Plantronics | 97,450 | 3,654,375 |
| Plexus | 92,250 b | 4,018,410 |
| Polycom | 180,300 a,b | 3,966,600 |
| Powerwave Technologies | 229,250 a,b | 2,556,138 |
| Reynolds & Reynolds, Cl. A | 106,042 | 3,153,689 |
| RF Micro Devices | 392,500 b | 3,650,250 |
| Roper Industries | 177,800 | 8,438,388 |
| RSA Security | 147,150 b | 3,081,321 |
| Semtech | 151,000 b | 2,831,250 |
| Silicon Laboratories | 93,800 a,b | 4,372,018 |
| SRA International, Cl. A | 77,700 b | 2,487,954 |
| Sybase | 188,860 b | 4,111,482 |
| Synopsys | 298,200 a,b | 6,509,706 |
| Tech Data | 117,000 a,b | 4,296,240 |
| Transaction Systems Architects | 77,050 b | 3,077,377 |
| Triquint Semiconductor | 290,238 b | 1,575,992 |
| Utstarcom | 217,900 a,b | 1,514,405 |
| Vishay Intertechnology | 382,149 b | 5,969,167 |
| Western Digital | 454,600 b | 9,564,784 |
| Wind River Systems | 154,950 b | 1,767,979 |
| Zebra Technologies, Cl. A | 145,795 b | 5,786,603 |
| | | **315,703,237** |
| **Utilities−4.9%** | | |
| Alliant Energy | 242,949 | 7,764,650 |
| Black Hills | 68,692 | 2,500,389 |
| Cincinnati Bell | 510,250 b | 2,143,050 |
| DPL | 262,330 a | 7,127,506 |

STATEMENT OF INVESTMENTS (Unaudited) *(continued)*

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Utilities (continued)** | | |
| Duquesne Light Holdings | 162,045 a | 2,749,904 |
| Energy East | 306,066 | 7,394,554 |
| Great Plains Energy | 155,075 a | 4,380,869 |
| Hawaiian Electric Industries | 168,053 a | 4,515,584 |
| IDACORP | 88,033 a | 2,997,524 |
| Leucadia National | 170,292 a | 10,345,239 |
| Northeast Utilities | 318,040 a | 6,408,506 |
| NSTAR | 221,370 | 6,120,880 |
| OGE Energy | 187,751 | 5,662,570 |
| Pepco Holdings | 393,813 a | 9,089,204 |
| PNM Resources | 142,531 | 3,607,460 |
| Puget Energy | 239,300 a | 4,970,261 |
| SCANA | 237,279 | 9,287,100 |
| Sierra Pacific Resources | 416,336 a,b | 5,878,664 |
| Westar Energy | 180,205 | 3,773,493 |
| Wisconsin Energy | 242,512 | 9,470,094 |
| WPS Resources | 82,900 a | 4,144,171 |
| | | 120,331,672 |
| **Total Common Stocks** (cost $1,797,808,465) | | **2,393,280,721** |

| Short-Term Investments−.1% | Principal Amount ($) | Value ($) |
|---|---|---|
| **U.S. Treasury Bills:** | | |
| 4.53%, 5/11/06 | 350,000 c | 349,573 |
| 4.53%, 6/8/06 | 450,000 c | 447,863 |
| 4.57%, 6/22/06 | 200,000 c | 198,688 |
| 4.57%, 7/20/06 | 1,500,000 c | 1,484,760 |
| **Total Short-Term Investments** (cost $2,480,855) | | **2,480,884** |

| Other Investment—2.3% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred<br>  Plus Money Market Fund<br>  (cost $55,189,000) | 55,189,000 ᵈ | **55,189,000** |
| **Investment of Cash Collateral<br>  for Securities Loaned—14.4%** | | |
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Plus Fund<br>  (cost $350,228,342) | 350,228,342 ᵈ | **350,228,342** |
| **Total Investments** (cost $2,205,706,662) | **115.2%** | **2,801,178,947** |
| **Liabilities, Less Cash and Receivables** | **(15.2%)** | **(370,479,376)** |
| **Net Assets** | **100.0%** | **2,430,699,571** |

ᵃ  *All or a portion of these securities are on loan. At April 30, 2006, the total market value of the fund's securities on loan is $348,579,992 and the total market value of the collateral held by the fund is $359,197,088, consisting of cash collateral of $350,228,342 and U.S. Government and agency securities valued at $8,968,746.*

ᵇ  *Non-income producing security.*

ᶜ  *Partially held by a broker as collateral for open financial futures positions.*

ᵈ  *Investment in affiliated money market mutual fund.*

## Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| Producer Goods | 18.1 | Health Care | 9.9 |
| Interest Sensitive | 17.8 | Services | 9.8 |
| Short-Term/ | | Utilities | 4.9 |
|   Money Market Investments | 16.8 | Consumer Staples | 1.4 |
| Consumer Cyclical | 13.0 | Futures | .1 |
| Technology | 13.0 | | |
| Energy | 10.5 | | **115.3** |

†  *Based on net assets.*

*See notes to financial statements.*

# STATEMENT OF FINANCIAL FUTURES

April 30, 2006 (Unaudited)

| | Contracts | Market Value Covered by Contracts ($) | Expiration | Unrealized Appreciation at 4/30/2006 ($) |
|---|---|---|---|---|
| **Financial Futures Long** | | | | |
| Standard & Poor's Midcap 400 | 69 | 27,827,700 | June 2006 | 795,225 |
| Standard & Poor's Midcap 400 E-mini | 448 | 36,135,680 | June 2006 | 530,205 |
| | | | | **1,325,430** |

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2006 (Unaudited)

| | Cost | Value |
|---|---:|---:|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments (including securities on loan, valued at $348,579,992)–Note 1(b): | | |
| Unaffiliated issuers | 1,800,289,320 | 2,395,761,605 |
| Affiliated issuers | 405,417,342 | 405,417,342 |
| Cash | | 4,279,297 |
| Receivable for shares of Common Stock subscribed | | 2,352,007 |
| Dividends and interest receivable | | 1,433,319 |
| Receivable for investment securities sold | | 1,412,594 |
| Receivable for futures variation margin–Note 4 | | 384,880 |
| | | **2,811,041,044** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 998,832 |
| Liability for securities on loan–Note 1(b) | | 350,228,342 |
| Payable for shares of Common Stock redeemed | | 29,114,299 |
| | | **380,341,473** |
| **Net Assets ($)** | | **2,430,699,571** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 1,792,041,337 |
| Accumulated undistributed investment income–net | | 8,112,325 |
| Accumulated net realized gain (loss) on investments | | 33,748,194 |
| Accumulated net unrealized appreciation (depreciation) on investments (including $1,325,430 net unrealized appreciation on financial futures) | | 596,797,715 |
| **Net Assets ($)** | | **2,430,699,571** |
| **Shares Outstanding** | | |
| (200 million shares of $.001 par value Common Stock authorized) | | 79,781,378 |
| **Net Asset Value,** offering and redemption price per share–Note 3(c) ($) | | **30.47** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended April 30, 2006 (Unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends: | |
|   Unaffiliated issuers | 14,402,241 |
|   Affiliated issuers | 248,464 |
| Interest | 681,551 |
| Income from securities lending | 1,477,720 |
| **Total Income** | **16,809,976** |
| **Expenses:** | |
| Management fee–Note 3(a) | 2,843,900 |
| Shareholder servicing costs–Note 3(b) | 2,843,900 |
| Loan commitment fees–Note 2 | 13,005 |
| **Total Expenses** | **5,700,805** |
| **Investment Income–Net** | **11,109,171** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 72,006,079 |
| Net realized gain (loss) on financial futures | 2,499,286 |
| **Net Realized Gain (Loss)** | **74,505,365** |
| Net unrealized appreciation (depreciation) on investments (including $2,080,375 net unrealized appreciation on financial futures) | 228,748,447 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **303,253,812** |
| **Net Increase in Net Assets Resulting from Operations** | **314,362,983** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, 2005 |
|---|---|---|
| **Operations ($):** | | |
| Investment income−net | 11,109,171 | 19,383,029 |
| Net realized gain (loss) on investments | 74,505,365 | 81,283,171 |
| Net unrealized appreciation (depreciation) on investments | 228,748,447 | 176,037,948 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **314,362,983** | **276,704,148** |
| **Dividends to Shareholders from ($):** | | |
| Investment income−net | (19,493,377) | (10,202,037) |
| Net realized gain on investments | (86,704,318) | (46,191,599) |
| **Total Dividends** | **(106,197,695)** | **(56,393,636)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold | 399,556,707 | 732,118,369 |
| Dividends reinvested | 99,747,297 | 52,208,923 |
| Cost of shares redeemed | (335,991,778) | (471,676,098) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **163,312,226** | **312,651,194** |
| **Total Increase (Decrease) in Net Assets** | **371,477,514** | **532,961,706** |
| **Net Assets ($):** | | |
| Beginning of Period | 2,059,222,057 | 1,526,260,351 |
| **End of Period** | **2,430,699,571** | **2,059,222,057** |
| Undistributed investment income−net | 8,112,325 | 16,496,531 |
| **Capital Share Transactions (Shares):** | | |
| Shares sold | 13,612,018 | 27,507,485 |
| Shares issued for dividends reinvested | 3,549,776 | 1,995,016 |
| Shares redeemed | (11,422,372) | (17,629,539) |
| **Net Increase (Decrease) in Shares Outstanding** | **5,739,422** | **11,872,962** |

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 27.81 | 24.55 | 22.42 | 17.66 | 19.31 | 25.76 |
| Investment Operations: | | | | | | |
| Investment income−net[a] | .14 | .28 | .16 | .13 | .12 | .16 |
| Net realized and unrealized gain (loss) on investments | 3.93 | 3.87 | 2.18 | 5.07 | (1.04) | (3.02) |
| Total from Investment Operations | 4.07 | 4.15 | 2.34 | 5.20 | (.92) | (2.86) |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.26) | (.16) | (.12) | (.12) | (.15) | (.21) |
| Dividends from net realized gain on investments | (1.15) | (.73) | (.09) | (.32) | (.58) | (3.38) |
| Total Distributions | (1.41) | (.89) | (.21) | (.44) | (.73) | (3.59) |
| Net asset value, end of period | 30.47 | 27.81 | 24.55 | 22.42 | 17.66 | 19.31 |
| **Total Return (%)** | 15.07[b] | 17.14 | 10.50 | 30.05 | (5.30) | (12.85) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .25[b] | .50 | .50 | .51 | .50 | .50 |
| Ratio of net investment income to average net assets | .48[b] | 1.04 | .68 | .69 | .61 | .72 |
| Portfolio Turnover Rate | 9.02[b] | 19.54 | 14.13 | 12.12 | 19.09 | 28.34 |
| Net Assets, end of period ($ x 1,000) | 2,430,700 | 2,059,222 | 1,526,260 | 1,119,730 | 703,536 | 545,881 |

[a]  Based on average shares outstanding at each month end.
[b]  Not annualized.
See notes to financial statements.

## NOTE 1—Significant Accounting Policies:

Dreyfus Midcap Index Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to match the performance of the Standard & Poor's Midcap 400 Index. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the Distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex–dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at originations, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

**(c) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income–net and dividends from net realized capital gain, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2005 were as follows: ordinary income $16,244,879 and long-term capital gains $40,148,757. The tax character of current year distributions will be determined at the end of the current fiscal year.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2006, the fund did not borrow under the Facility.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .25% of the value of the fund's average daily net assets, and is payable monthly. Under the terms of the Agreement, the Manager has agreed to pay all of the fund's expenses, except management fees, brokerage commissions, taxes, commitment fees, interest fees and expenses of non-interested Board members (including counsel fees), Shareholder Services Plan fees and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fees and expenses of the non-interested Board members (including counsel fees). Each Board member also serves as a Board member of other funds within the Dreyfus complex (collectively, the "Fund Group"). Each Board member receives an annual fee of $40,000 and a fee of $5,000 for each meeting attended and $500 for telephone meetings. These fees are allocated among the funds in the Fund Group. The Chairman of the Board receives an additional 25% of such compensation. Subject to the fund's Emeritus Program Guidelines, Emeritus

Board members, if any, receive 50% of the fund's annual retainer fee and per meeting fee paid at the time the Board member achieves emeritus status. Amounts required to be paid by the fund directly to the non-interested Board members, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Board members.

**(b)** Under the Shareholder Services Plan, the fund pays the Distributor for the provision of certain services at the annual rate of .25% of the value of the fund's average daily net assets. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2006, the fund was charged $2,843,900 pursuant to the Shareholder Services Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of management fees $499,416 and shareholders services fee of $499,416.

**(c)** A 1% redemption fee is charged and retained by the fund on certain shares redeemed within six months following the date of issuance, subject to exceptions, including redemptions made through the use of the fund's exchange privilege.

## NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended April 30, 2006, amounted to $259,094,178 and $201,974,622, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at April 30, 2006, are set forth in the Statement of Financial Futures.

At April 30, 2006, accumulated net unrealized appreciation on investments was $595,472,285, consisting of $668,396,700 gross unrealized appreciation and $72,924,415 gross unrealized depreciation.

At April 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

# INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a Board of Directors meeting held on March 7, 2006, the Board unanimously approved the continuation of the fund's Management Agreement for a one-year term ending March 30, 2007. The Board is comprised entirely of individuals who have no affiliation with the Manager or any affiliates of the Manager.

Prior to the meeting, the Manager provided the Board members with extensive materials related to the renewal of the Management Agreement, including performance and expense information for other investment companies with similar investment objective to the fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During the meeting, the Board members discussed the continuance of the Management Agreement with senior management of the Manager. At the conclusion of these discussions, the Board members and their independent counsel met in an executive session, at which no representatives of the Manager were present, to continue their discussion of continuance of the Management Agreement. In determining to continue the Management Agreement, the Board considered all factors which they believed to be relevant, including, among other things, the factors discussed below.

<u>Nature, Extent, and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund, as well as other funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board members also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and the Manager's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a performance universe, consisting of all funds with the same Lipper classification/objective, and a performance group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an expense universe, consisting of all funds with the same or similar Lipper classification/objective and a similar sales load structure, and an expense group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, any 12b-1 or non-12b-1 service fees, and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted the fund was ranked in the first or second quintile among its performance group, and exceeded the average total return of the performance group, for various periods ended January 31, 2006. The Board also noted that the difference in returns between the fund and the S&P 400 Index was primarily due to the fund's transactions costs and other operating expenses.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the expense group and expense universe, noting, among other things, that the fund's actual management fee and total expense ratio was below the expense group average and median. The Board further noted that the fund's management fee and actual total expense ratio were lower than the median of the expense group.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds and/or separate accounts managed by the Manager with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from the Manager's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager, to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. It was noted that economies of scale also could be realized through an adviser's reinvestment of money back into its business for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the Manager's respective profitability percentages for managing the fund were not unreasonable given the fund's overall performance and generally superior service levels provided. It also was noted that the profitability percentage for managing the portfolio was within rangers determined by appropriate court cases to be reasonable given the services provided.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board members made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate;

- The Board was satisfied with the fund's overall performance;

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund; and

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.
- The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES



# For More Information

### Dreyfus
### Midcap Index Fund, Inc.

200 Park Avenue
New York, NY 10166

### Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

### Custodian

Mellon Trust of
New England, N.A.
One Boston Place
Boston, MA 02109

### Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

### Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

**Telephone** 1-800-645-6561

**Mail** The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail** Send your request to info@dreyfus.com

**Internet** Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

0113SA0406